
September 14, 2012

Via E-mail
Dr. Werner Brandt
Chief Financial Officer
SAP Corporation
Dietmar-Hopp-Allee 16
69190 Walldorf
Federal Republic of Germany

     Re: SAP Corporation
            Form 20-F for the Fiscal Year Ended December 31, 2011
            Filed March 23, 2012
            File No. 001-14251

Dear Dr. Brandt:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 20-F for the Fiscal Year Ended December 31, 2011

Notes to the Consolidated Financial Statements

Note 24.   Litigation and Claims

Intellectual Property Litigation, page 61

1.   We note that you have recorded a provision of US$272 million for the TomorrowNow litigation. Please tell us the factors you considered in determining the best estimate of the probable expenditure required to settle this obligation. As part of your response, please tell us how you considered the mid-point of the range of possible outcomes in determining your best estimate, as required by paragraph 39 of IAS 37. Further, tell us

what consideration you gave to disclosing the factors you considered in determining your best estimate.

2. We note your disclosure on page F-63 regarding the Versata litigation. Tell us if you have paid or accrued any amounts relating to this matter as of December 31, 2011. Further, tell us the factors you considered in determining your best estimate of the probable expenditure required to settle this obligation. As part of your response, please tell us how you considered the mid-point of the range of possible outcomes in determining your best estimate, as required by paragraph 39 of IAS 37. Further, tell us how you considered the jury verdict reached in May 2011 in favor of Versata and the judge's order of pre-judgment interest in determining your best estimate. Lastly, please tell us what consideration you gave to disclosing the factors you considered in determining the best estimate.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Laura Veator, Staff Accountant, at (202) 551-3716 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3499 with any other questions.

Sincerely,

/s/ Kathleen Collins

Kathleen Collins
Accounting Branch Chief